SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10-SB/A

                                (Amendment No. 2)

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    Business Continuity Services Group, Inc.
                 (Name of Small Business Issuer in its Charter)

         Nevada                                           91-2057992
-------------------------------                        -------------------
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.)

         80 Orville Drive
         Bohemia, NY                                          11716
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(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number, including area code:           (631) 244-1454
                                                         ---------------

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:  COMMON STOCK
                                                                  -------------


                          See Exhibit Index at Page 49.



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS


         Certain matters discussed in this registration statement on Form 10-SB are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "expect," "estimate" or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this registration statement. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report, and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.


         We may refer to ourselves in this document as "the Company," "we" or "us."

PART I, ITEM 1. DESCRIPTION OF BUSINESS


         Business Continuity Services Group, Inc. is a Nevada corporation incorporated on June 13, 2000, as Sunrise Acquisitions, Inc. and changed our name to Business Continuity Services Group, Inc. in April 2002 when the current management started to develop a specific business plan. We are a development stage company with no revenues or resources and intend to offer consulting services respecting business continuation, business recovery, physical security and strategic recovery, which we refer to collectively as comprehensive business continuity planning, to a wide array of small and midsized companies and professional firms. We describe the steps that make up comprehensive business continuity planning in Industry Background and Plan. Our goal is to become a leading provider of these services, although no assurances can be given that we will achieve that goal.


         We plan to operate domestically and will market our services through other professional service firms, principally local and regional accounting, consulting and information technology firms. We anticipate working with private companies, as well as small public companies, that lack the resources to obtain services from older more established firms. We anticipate that our typical engagements will be for terms of six to eighteen months and will seek renewals wherever possible.

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         We plan to help our clients establish plans to permit their businesses to continue functioning or to resume functioning quickly after equipment failures, fire or natural disasters. Our plan is to help clients identify critical functions and establish emergency backup systems and procedures to ensure minimal disruptions to their businesses following unexpected equipment failures or natural disasters. As an ancillary service, we will assist clients with establishing security policies and strategies to minimize the risk of vandalism or employee sabotage. Our goal is to use the wide range of knowledge of our founding management member to serve our clients with a focus on quality, innovation and integrity.


         The need for business continuity services has increased over the past few years and that need extends over a broad spectrum of industries. The potential market theoretically includes any entity that may be confronted by any form of business interruption. In practice, our target market consists of any entity whose business may be seriously impacted if it lost access, temporarily or permanently, to our offices and primary information systems. The service range has gone far beyond arranging for offsite storage and backup. For example:


|X| Financial services firms use computers and communications equipment to perform virtually all business functions. Customers of these firms need to have access to their account information on an ongoing basis.

|X| Many companies maintain all inventory and customer order records on computers and would be unable to service customers if their computers failed.


|X| Service businesses operate a wide variety of vital day-to-day functions using computers and communications equipment. Failure of these systems would create havoc. For example, a failure in the systems that operate automatic toll collections in cities throughout the country would create traffic nightmares if they fail. On a more mundane level, an accounting firm that prepares tax returns for our clients could face disaster if there is an office fire or other calamity preventing access to the building a few days prior to tax due dates.

         All of the foregoing businesses need plans in place that would permit them to overcome business interruptions caused by a wide variety of disasters ranging from terrorist attack to fire to equipment failure. Business continuity services involve dealing with any action that may interrupt a business or prevent the business from having access to our offices and/or our primary information systems. The business continuity plan has to assume that the user may not have access to its primary business or data facility for extended periods of time or that its primary facility has been completely destroyed. Overcoming the impact of these disasters means having a plan in place that permits a company that has suffered a disaster to continue its primary business or service operations with minimal or no disruptions to customers or users.


         Other factors that drive the need for business continuity services include:

|X|      the possibility of reducing business interruption insurance premiums;

|X| the increased propensity of independent directors to insist that companies have such a plan in place; and


|X| regulatory agencies requiring more companies or industries to have comprehensive business continuity plans.

Our president has broad experience in designing and implementing business continuity plans for entities of different sizes and in a variety of industries. During his career, he has developed programs and templates that are designed to streamline the service process without sacrificing quality or individual attention. These programs and templates, combined with his industry experience, comprise our only intellectual assets. We do not have any property that has or

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will be patented or copyrighted. Our goal is to provide timely and cost-effective business continuity services. We will divide these services into two categories:

o        comprehensive business continuity plans; and

o        backup plans.

         Backup plans are a service in which a small portion of the comprehensive business continuity program is provided and involve preparing for offsite storage or similar services for key business information. The most likely users of this service are small and medium-sized professional firms and businesses. We will start preparing our marketing literature and soliciting this type of engagement in September 2002, although we cannot predict the likelihood of success in winning such engagements. We are unable to estimate a time period as to when it will commence promotional activities to solicit comprehensive business continuity plan engagements because of our extremely limited financial resources. The timing of the implementation of the various aspects of Our business strategy is dependent on our ability to obtain sufficient financing to undertake our plans. We do not have any credit facilities or other commitments for debt or equity financing. We believe that financing of approximately $200,000 is sufficient to commence principal operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. In addition, we will seek to team with regional accounting firms on many projects. Teaming would involve assisting those firms to provide these services to their clients. Most regional accounting firms do not have in-house professionals who are certified to provide business continuity services. Teaming benefits the accounting firm because that firm provides a service for our client and will benefit us because the accounting firm will bill our client while we will seek payment from the firm.

         We will use the funding, if obtained, principally to cover the salary of our president, whose salary of $120,000 per year starts becoming payable on a biweekly basis as soon as we raise a minimum of $100,000 in financing. If funds are available beyond the salary requirements, we will use those funds to pay for marketing materials and proposal efforts. We believe that funding of $200,000 will permit us to function for up to one year during which time we would need to obtain some client engagements to continue in operation. We cannot provide any assurances of the likelihood of obtaining sufficient financing to undertake our operating plan. We will seek venture or angel capital immediately upon the effectiveness of this registration statement. If a market for our shares ever develops, of which there can be no assurances, we will seek to engage the services of an investment banking firm to assist us to obtain funding. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.


         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.


         In May 2001, we entered into a consulting agreement, which superseded verbal agreements with our president and founder of our business plan prior to incorporation, with eSAFETYWORLD, Inc. under which eSAFETYWORLD agreed to provide us with management consulting services, as well as administrative and infrastructure support services. This agreement was amended in February 2002 and

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expired in March 2002. eSAFETYWORLD assisted in the design of and hosts our website, assisted us in developing our business plan, and provided us with limited administrative services and office support. Our early stage of development precluded any meaningful services beyond that. The agreement is renewable for a one-year period commencing with the date that we pay our full obligation to eSAFETYWORLD under the expired agreement. We have agreed to pay eSAFETYWORLD fees equal to 600,000 shares of our common stock. For financial reporting purposes, the services of eSAFETYWORLD have been valued at $1,000, or $0.00167 per share, which approximates par value and the cash price paid for shares by founders. We will issue the 600,000 shares upon the effectiveness of this Form 10-SB, at which time we may request eSAFETYWORLD to renew the agreement, although no final decision to do so has yet been made. eSAFETYWORLD has advised us verbally that it will continue to host our website and undertake limited website development efforts for us if we do not renew the consulting agreement at a fee to be negotiated. If eSAFETYWORLD provides consultants who assist us in completing our engagements, we will compensate eSAFETYWORLD separately for the use of those consultants. The amount of compensation to be paid will be negotiated on a case-by-case basis. The president of eSAFETYWORLD is the brother of our president. eSAFETYWORLD has no further obligation to perform any services for us although we are currently housing our website at no charge to us.


Industry Background and Plan


         Business continuity as a service can be defined as a business process which provides for the continuation of critical services regardless of any event that may occur which disrupts the daily flow of business. The aim of business continuity planning is to achieve a cost-effective contingency solution that balances the value of potential losses to a business and its assets against the cost of guaranteeing continuity of critical business processes. Service levels may be reduced due to business interruption but, through good planning, a minimum level of service can be provided and a perception of business as usual conveyed to the customer or client.

         The importance of business continuity planning has increased as companies become increasingly dependent on information technology and communications systems in order to conduct business. In some cases, such as regulated financial services, businesses are required to have an effective and documented business continuity plan. Increasing numbers of other businesses are also realizing the importance of having such a plan in case an unexpected accident or disaster occurs.


Strategic Planning and Consulting Services


         Companies in every industry, especially start-ups and young public companies, seek advice and support on issues related to achieving and maintaining a competitive advantage. As a part of our strategic planning and consulting services, we plan to work with the upper management of our clients' organizations on their most critical business recovery issues. We plan to help our clients identify their critical business processes and the applications, equipment, technology and staff necessary to continue these critical business processes in the event of a disaster or the inaccessibility of their offices. We will also assist our clients to develop and implement strategic recovery planning and develop and write business recovery plans that will document the recovery strategy and how to implement it. We will also provide plan testing and maintenance services.


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Services

         Our principal deliverables with respect to comprehensive business continuity engagements will be:


         Business impact analysis - first step in a sensible business continuity process is to consider the potential impacts of each type of problem. This involves identifying and evaluating clients' critical business processes and the applications, equipment, technology and staff necessary to continue these critical business processes in the event of a disaster or some factor that prevents accessibility to their offices. Essentially this means determining:

|X|      which processes are critical to the business,

|X|      which employees are absolutely essential to the critical processes, and

|X|      what potentially could happen to those processes.


         The business impact analysis is generally conducted by interviewing all key executives and other high-level employees in a business as well as obtaining an understanding of a client's key business elements. The end product is a report summarizing all findings and assessments, which is referred to as a Business Impact Analysis, or BIA, which systematically assesses the potential impacts resulting from various events or incidents resulting in the unavailability of systems.


         It is common for the impacts resulting from other types of incident, such as breach or loss of data integrity or confidentiality, to be explored simultaneously, but this need not be the case. However, there may well be advantages to a client undertaking a comprehensive and wider focused business impact and risk analysis exercise. The business impact analysis is intended to help a client understand the degree of potential loss and various other unwanted effects that could occur. This analysis will cover not just direct financial loss, but other issues, such as reputational damage and regulatory effects.

         This service must be completed before a business continuity program can be started.


         Business continuity program - involves actually preparing a plan, referred to as a Business Continuity Program, or BCP, to deal with the disasters identified in the BIA. Ten key elements of business continuity have been developed by the Business Continuity Institute and the Disaster Recovery Institute International ("DRI") as standards of professional practice for business continuity professionals. The Business Continuity Institute is a national and international membership association of lawyers and others concerned with the defense of civil actions. DRI provides professional information to its members through educational seminars, publications, and other services. It also provides as exchange of ideas on current issues of relevance to defense lawyers, corporations, and insurance companies. Global Continuity is a private business continuity and disaster relief management Internet portal providing for the identification of industry professionals and the exchange of industry information.

         The ten key element of business continuity, as articulated by both the Business Continuity Institute and Global Continuity, are as follows:

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         1. Project initiation and management--Establish the need for a business continuity plan, including obtaining management support and organizing and managing the project to completion within agreed time and budget limits. Our role is to:


|X| lead sponsors in defining objectives, policies and critical success factors, coordinate and organize / manage the BCP project,


|X|      develop project plan and budget,

|X|      define and recommend project structure and management, and

|X|      manage the process.


         2. Risk evaluation and control--Determine the events and environmental surroundings that can adversely affect the client's organization and its facilities with disruption as well as disaster, the damage such events can cause, and the controls needed to prevent or minimize the effects of potential loss. Perform a cost-benefit analysis to justify a client's investment in controls to mitigate the risks found in the BIA. Our role is to:

|X| understand the function of probabilities and risk reduction/mitigation within the organization,

|X|      identify potential risks to the organization,

|X|      identify outside expertise required,

|X|      identify vulnerabilities / threats / exposures,

|X|      identify risk reduction / mitigation alternatives,

|X|      identify credible information sources,

|X|      interface with management to determine acceptable risk levels, and

|X|      document and present findings to the client.


         3. Review and evaluate business impact analysis--Identify the impacts resulting from disruptions and disaster scenarios that can affect the organization and techniques that can be used to quantify and qualify such impacts. Establish critical functions, their recovery priorities, and inter-dependencies so that recovery time objective can be set. Our role is to:


|X|      identify knowledgeable and credible functional area representatives,

|X|      identify organization functions,

|X|      identify and define criticality criteria,

|X|      present criteria to client management for approval,


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|X|      coordinate analysis,


|X|      identify interdependencies,

|X| define recovery objectives and timeframes, including recovery times, expected losses, and priorities,

|X|      identify information requirements,


|X|      identify resource requirements,


|X|      define report format, and


|X|      prepare and present analysis to client.

         4. Developing business continuity strategies--Determine and guide the selection of alternative business recovery operating strategies for recovery of business and information technologies within the recovery time objective, while maintaining the organization's critical functions, our role is to:


|X| understand available alternatives, their advantages, disadvantages and cost ranges, including mitigation as a recovery strategy,

|X|      identify viable recovery strategies with business functional areas,

|X|      consolidate strategies,

|X|      identify off-site storage requirements and alternative facilities,

|X|      develop business unit consensus, and


|X|      present strategies to client management [seek to obtain commitment].

         5. Emergency response and operations -Develop and implement procedures for responding to and stabilizing the client's situation following an incident or event, including establishing and managing an Emergency Operations Center to be used as a command center during the emergency. Our role is to:


|X| identify potential types of emergencies and the responses needed (e.g., fire, hazardous materials leak, medical),

|X|      identify the existence of appropriate emergency response procedures,

|X|      recommend the development of emergency procedures where none exist,

|X| integrate disaster recovery / business continuity procedures with emergency response procedures,

|X|      identify the command and control requirements of managing an emergency,

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|X|      recommend the development of command and control procedures to define roles, authority and communications processes for managing an emergency, and

|X| ensure emergency response procedures are integrated with requirements of public authorities.

         6. Developing and implementing business continuity plans--Design, develop and implement the Business Continuity Plan that provides recovery within the recovery time objective, or our role is to:


|X|      identify the components of the planning process,

|X|      control the planning process and produce the plan,

|X| assist the client to implement the plan if that is part of the engagement,


|X|      test the plan, and

|X|      maintain and update the plan if ongoing work is part of the engagement.


         7. Awareness and training program--Prepare, in some engagements, a program to help create corporate awareness and enhance the skills of client employees and management required to develop, implement, maintain and execute the Business Continuity Plan. Our role in this portion of an engagement is to:


|X|      establish objectives and components of training program,

|X|      identify functional training requirements,

|X|      develop training methodology,

|X|      develop awareness program,

|X|      acquire or develop training aids,

|X|      identify external training opportunities, and

|X|      identify vehicles for corporate awareness.


         8. Maintaining and exercising business continuity plans--Prepare and coordinate plan exercises for clients in some engagements, and evaluate and document the plan exercise results. These engagements may involve developing processes to maintain the currency of continuity capabilities and the plan document in accordance with the organization's strategic direction and verifying that the plan will prove effective by comparison with a suitable standard. Report results to the client in a clear and concise manner. Our role in these engagements is to:


|X|      preplan the exercises,

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|X|      coordinate the performance of the exercises,


|X|      evaluate the exercise plans,

|X|      implement or help the client to implement the plans,

|X|      document the results,

|X|      evaluate the results,

|X|      update the plan based on an evaluation of the results,

|X|      report results / evaluation to client management,

|X|      coordinate plan maintenance, and

|X|      assist in establishing audit program for the Business Continuity Plan.


         9. Public relations and crisis coordination--Develop, coordinate, evaluate and help exercise plans in some engagements to handle the media during crisis situations; to communicate with and, as appropriate, provide trauma counseling for client employees and their families, key customers, critical suppliers, owners/stockholders, and corporate management during crisis; and ensure all relevant parties are kept informed on an as-needed basis. Our role in these engagements is to:


|X| assist the client in establishing public relations programs for proactive crisis management,

|X| assist the client in establishing necessary crisis coordination with external agencies,

|X| assist the client in establishing a plan for essential crisis communications with relevant groups, and

|X| assist the client in establishing and testing media handling plans for the organization and its business units.


         10. Coordination with public authorities--Help a client to establish applicable procedures and policies for coordinating continuity and restoration activities with local authorities while ensuring compliance with applicable statutes or regulations. Our role in these engagements is to assist the client in:

|X| coordinating emergency preparations, response, recovery, resumption and restoration procedures with public authorities,


|X|      establishing liaison procedures for emergency / disaster scenarios, and

|X| maintaining current knowledge of laws and regulations concerning emergency procedures.

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A typical comprehensive business continuity engagement may run from several weeks to several months and may cost a client between $75,000 and $300,000. We believe that the typical comprehensive engagement will require us to develop and document a plan but not include significant assistance in implementation or testing.

         Security - We will provide security plan services. Specifically, we will help clients develop plans to safeguard assets and limit access to key processes. Many of these engagements will involve assisting clients in structural layout and design and in surveillance techniques. These services may be an outgrowth of the information obtained during our business continuity services or performed as a separate engagement.


         Engagement Performance - We will use a significant number of programs and templates developed by our founder during his career. In all cases, these efforts will be modified to meet the specific needs of each client. We are likely to use outside contractors and consultants to assist us in various aspects of engagements.


         Backup Services - Backup services consist of a limited portion of the total program. These services are designed to make sure that an effective backup information system exists. In effect, the services ensure that there is an effective backup plan to run key software applications. In the case of older or customized systems, this may entail determining whether the software is adequately documented and the hardware can still be replaced.

         Mr. Heil, our president, is a Certified Business Continuity Planner, a certification of professional standing awarded by the Disaster Recovery Institute, which is the principal professional and standards setting body in the business continuity industry. He is also a Board Certified Forensic Examiner by the American College of Forensic Examiners, a directory of expert witnesses and consultants. Mr. Heil will oversee all of our quality assurance processes.


Marketing


         Our strategy is to utilize the base of business contacts and reputation of our founder to obtain our initial engagements. Thereafter, we plan on expanding our business by marketing our services to professional accounting, law and consulting firms. We will do so by teaming with those firms on specific engagements. In that way, those firms will be able to provide services to clients that do not have in-house capability of performing and enhance their client retention. At the same time, we will have access to their client base and will be able to bill the professional firms for our fees. We will also attend meetings of professional trade groups to expand our contact base.

         We have commenced the initial efforts on our website and anticipate expanding those efforts as resources permit. Our goal is to use the website to assist us in developing engagement leads. Our website, which is in its very early stage of development, is located at www.bcsgonline.com.

         We will commence preparing our literature for smaller engagements in September 2002 and commence soliciting engagements at that time, although we cannot predict the likelihood of success in winning such engagements. We are unable to estimate a time period as to when it will commence promotional

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activities for full business continuity plans because of our extremely limited financial resources. The timing of the implementation of the various aspects of our business strategy is dependent on our ability to obtain sufficient financing to undertake our plans


Competition


         Competition in our industry is intense and most of our competitors have greater financial resources than do we. Competition will come from a wide variety of professional accounting and consulting firms as well as consulting services offered by venture firms, incubators and others. We intend to compete based on the reputations and contacts of our president and the effective approach to providing client services that we offer.

         We will seek engagements that are slightly smaller than engagements sought by large, national firms. Therefore, we will rarely, if ever, seek engagements that are priced in excess of $150,000. The backup engagements will generally be bid in the $5,000 to $15,000 range. Those engagements are very competitive, and we believe that we are most likely to win them if we are teamed with an accounting firm.

         No assurances can be given that our competitive strategy will be successful. The principal risks that we face are:

o        competitors become more aggressive in pricing to obtain engagements;

o the economy remains weak during our initial startup efforts causing many potential clients to reduce consulting expenses and other discretionary purchases; and

o accounting firms cutback on this type of service thereby reducing our teaming opportunities.


Employees


         At July 31, 2002, we had one employee. Our president, Mr. James Heil, has a broad base of business contacts to develop client engagements. Currently, Mr. Heil devotes approximately 10% of his time to us. He intends to devote fulltime to us if sufficient funding is obtained to commence operations. No assurances can be given that we will be successful in obtaining such funding. In addition, we will engage other independent professionals on a case-by-case basis to complete projects on a timely basis.


Legal Proceedings


         We are not a party to any legal proceedings and no legal proceedings have been threatened by us or, to the best of our knowledge, against us.


Government Regulation


         Our business will not be directly impacted by government regulation but could be benefited if more companies or industries are required to have business continuity plans as a result of future government regulatory actions. If a company or industry is required to obtain a complete business continuity plan, that requirement could automatically expand the potential market for services. We are not aware of any major governmental agency considering such requirements at this time.


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Research and Development

         To date, we have incurred no research and development expenses and do not anticipate incurring any such expenses in the foreseeable future.

Financial Information


         Our annual financial statements as of and for the fiscal year ended March 31, 2002, and interim financial statements as of and for the period ended June 30, 2002, are found on pages beginning following page 35.


Reports to Security Holders

         On the effective date of this registration statement, we will become a "reporting company" under the Securities Exchange Act of 1934 and will be subject to all of the rules and requirements applicable to reporting companies. These requirements include, at a minimum, the obligation to file periodic reports with the Securities and Exchange Commission, including an audited financial statement within 90 days of our fiscal year-end, and unaudited financial statements within 45 days of the end of each interim fiscal quarter. We will also be required to file Current Reports on Form 8-K with respect to certain developments, including such occurrences as a change of our certifying accountants, acquiring or disposing of a significant amount of assets, or a change of voting control. We will file these reports electronically on the SEC's Electronic Data Gathering, Analysis and Retrieval system, and they will be accessible to the general public via the SEC's website at http://www.sec.gov, or printed copies can be obtained by contacting the Company.

         These reporting requirements will represent a continuing burden on our cash and management resources whether or not we succeed in our business plan. Should we become unable to file our required reports, we may be forced to file to become a non-reporting company, in which case we will lose the benefits, consisting of perceived credibility, we sought to gain by becoming a reporting company.

PART I, ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Management's Discussion and Analysis


         We have not yet commenced revenue producing operations. The extent of operations over the next 12 months will be determined by:

o        the amount of financing obtained, if any, and

o        our ability to negotiate noncash compensation to satisfy commitments.

         We cannot predict what our level of activity will be over the next 12 months. We will also not commence significant operations unless we obtain sufficient funding to cover salaries, including the salary at the rate of

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$120,000 per year to our president, Mr. Heil, for at least six to nine months because many consulting projects may not have provisions for progress or advance payments. Our estimate is that this would require funding of $100,000 to $120,000. We will not incur any cash obligations that we cannot satisfy from known sources of funds.

         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. We have not had any conversations or discussions for any potential strategic alliance or similar transaction.

         All resources spent to date involve doing industry research and developing our plan.

Risk Factors


Risk Factors Related to Our Proposed Business Activities:

We are a development stage company with no operating history and anticipated losses.

         Our corporation was incorporated on June 13, 2000, as Sunrise Acquisitions, Inc. and changed our name to Business Continuity Services Group, Inc. in April 2002 when current management started seriously developing our business plan. We have not yet initiated our principal business operations. We have no revenues and no assets. A substantial portion of our activities has involved developing a business plan. Therefore, we have insufficient operating history upon which an evaluation of our future performance and prospects can be made. Our future prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. An investor in Our common stock must consider the risks and difficulties frequently encountered by early stage companies operating in new and competitive markets. These risks include:

o competition from entities that are much more established and have greater financial and technical resources than do we;


o        need to develop infrastructure;

o        ability to access and obtain capital when required; and

o        dependence upon key personnel.


         We cannot be certain that our business strategy will be successful or that we will ever be able to commence revenue-generating activities. Furthermore, we believe that we is probable that we will incur operating losses and negative cash flow for the foreseeable future.

We have had negative cash flow since inception, has no financial resources and anticipates operating losses and negative cash flow for the foreseeable future.

         We have incurred negative cash flow since inception and has an accumulated deficit of $23,228 at June 30, 2002. Furthermore, we believe that it is probable that we will incur operating losses and negative cash flow for the foreseeable future because of costs and expenses related to marketing and startup activities.

         We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Our independent auditors indicated in their report that "the Company has no established source of revenue which raises substantial doubt about our ability to continue as a going concern."

We will need financing that may not be available.

         We have not established a source of equity or debt financing. We will require financing to establish our consulting services business and implement our strategic plan. There can be no assurance that financing will be available or found. If we are unable to obtain financing, we may not be able to commence revenue-producing activities.

Shareholders may be unable to sell their shares and their interests may be diluted significantly through our efforts to obtain financing and satisfy obligation.

         There is currently no market for our common stock, and a market may never develop. If no market develops, it may be impossible to sell shares of our common stock. Application will be made to list our shares of common stock on the OTCBB or another over-the-counter quotation medium when and if we have a sufficient number of shareholders, although no assurances can be given as to the timing of that application or the likelihood of it being accepted. If the application is accepted, we cannot predict the extent to which investor interest in the Company will ever lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

         In addition, our common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for the common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many companies. At times, this volatility has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of our actual operating performance.

Shareholders' interests may be diluted significantly through our efforts to obtain financing and satisfy obligations by issuing shares.

         We have no committed source of financing. Wherever possible, we will attempt to use noncash consideration to satisfy obligations. In many instances, we believe that the noncash consideration will consist of shares of our stock. In addition, if a trading market develops for our common stock, we will attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, and that dilution may be material.

We will be heavily dependent on the services of James F. Heil.

         Our business strategy is completely dependent upon the knowledge and business contacts of James F. Heil, our president and sole employee. Mr. Heil is also a significant shareholder. If we were to lose the services of Mr. Heil, it is unlikely that we would be able to implement our business plan.

We will need to engage and retain qualified employees and consultants to implement our strategy.

         Mr. Heil will devote 10% of his time to us until such time that we raise at least $120,000 in financing. If funding of $120,000 is obtained, substantially all of it will be used to pay Mr. Heil's salary. We will have to locate, engage and retain qualified and experienced professionals to undertake our plan. If we are unable to attract experienced industry professionals, it is unlikely that we will be able to generate a material amount of revenue. No assurances can be given that we will be able to locate, engage or retain qualified industry professionals.


We may face damage to our professional reputation or legal liability if our future clients are not satisfied with our services.


         As a professional services firm, we will depend, to a large extent, on our future relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or products it might be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships. Our contracts will typically include provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. No assurances can be given that we will retain clients in the foreseeable future.


Our future engagements with clients may not be profitable.

         When making proposals for engagements, we plan to estimate the costs and timing for completing the projects. These estimates will reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

         In addition, as consultants, a client will typically retain us on an engagement-by-engagement basis, rather than under long-term contracts, and the client with short notice and without significant penalty may terminate a substantial majority of our contracts and engagements. Furthermore, because large client projects involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we will lose the associated revenues, and we may not be able to eliminate associated costs in a timely manner.

The consulting and information technology markets are highly competitive, and we may not be able to compete effectively.

         The consulting and technology services markets in which we will operate include a large number of participants and are highly competitive. Our primary competitors include:

o large and regional accounting, consulting and other professional service firms;

o        technology service providers; and

o        private consultants.

Most of these competitors have substantially greater financial and other resources than we do and also have much more name and brand recognition in the marketplace. Our limited resources make it doubtful that we will be able to compete effectively against many of these competitors. There are no assurances that we will be able to compete in this marketplace in the foreseeable future.


We will need to build brand or name recognition.


         To be successful, we will have to build brand or name recognition. Doing so will require a marketing or advertising campaign. There can be no assurances that we will be successful in obtaining the funds necessary to finance an effective marketing campaign. Furthermore, even if a marketing campaign were undertaken, there can be no assurances that it would result in generating appreciable amounts of revenue.

General Market Risk Factors:


Our existing management and significant shareholders control the Company.

         Our present management and significant shareholders control 94% of our common stock. In addition, Edward A. Heil, R. Bret Jenkins, K. Ivan F. Gothner and Bridget C. Owens, the officers and directors of eSAFETYWORLD, collectively own approximately 57% of our outstanding stock. Such concentration of ownership and control may have the effect of delaying, deferring or preventing a change in control of our corporation. In addition, these shareholders will continue to be able to control all matters requiring shareholder approval, including the election of directors and the approval of significant transactions.

Our board of directors is authorized to issue substantial additional shares of stock, which would dilute the ownership of purchasers of common stock.

         We are authorized to issue up to 24,000,000 shares of common stock, par value $0.001 per share. Our board of directors also has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of shareholders and may further dilute the book value of the common stock. Such issuances may also serve to enhance existing management's ability to maintain control of the Company.

Nevada law and our bylaws contain provisions that make takeovers more difficult. These provisions give existing majority shareholders and directors significant control over possible takeovers in the future.

         Under NRS Sections 78.378 to 78.3793, an acquiring person who acquires a controlling interest in company shares may not exercise voting rights on any of these shares unless these voting rights are granted by a majority vote of our disinterested shareholders at a special shareholders' meeting held upon the request and at the expense of the acquiring person. These Nevada statutes do not apply if a company's articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that these provisions do not apply. According to NRS 78.378, the provisions referred to above will not restrict our directors from taking action to protect the interests of our Company and our shareholders, including without limitation, adopting or executing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power. Likewise, these provisions do not prevent directors or shareholders from including stricter requirements in our articles of incorporation or bylaws relating to the acquisition of a controlling interest in the Company. Our articles of incorporation and bylaws do not exclude us from the restrictions imposed by NRS Sections 78.378 to 78.3793, nor do they impose any more stringent requirements.

         Sections 78.411 to 78.444 of the Nevada law may restrict our ability to engage in a wide variety of transactions with an "interested shareholder." These provisions might also have the effect of delaying or making more difficult acquisitions of our stock or changes in our control. These sections of NRS are applicable to any Nevada company with 200 or more stockholders of record and that has a class of securities registered under Section 12 of the 1934 Securities Exchange Act, unless the company's articles of incorporation provide otherwise. By this registration statement, we are registering our common stock under Section 12(g) of the Exchange Act. Accordingly, following the effectiveness of this registration statement on Form 10-SB, we will be subject to these statutes as our articles of incorporation do not exempt us from them if we reach the 200 shareholder threshold.

         These provisions facilitate existing management control over the direction of the Company and limit the influence of minority shareholders.

         For all of the foregoing reasons and others set forth herein, an investment in these securities involves a high degree of risk. Any person considering an investment in the securities offered hereby should be aware of these and other risk factors set forth in this Form 10-SB.


Liquidity


         We do not have any credit facilities or other commitments for debt or equity. No assurances can be given that advances when needed will be available. We believe that approximately $200,000 is needed to commence our principal operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. We will use $120,000 of the funding, if obtained, to cover the annual salary of our president and, if available, the remainder will be used to pay for marketing materials and proposal efforts. We believe that this level of funding will permit us to function for up to one year during which time we would need to obtain some client engagements to continue in operation. We cannot provide any assurances of the likelihood of us obtaining sufficient financing to undertake our operating plan. We will seek venture or angel capital shortly after the effectiveness of this registration statement. If a market for our shares ever develops, of which there can be no assurances, we will seek to engage the services of an investment banking firm to assist us to obtain funding. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.


         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. We have not had any conversations or discussions for any potential strategic alliance or similar transaction.

New accounting pronouncements


         No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on our financial position or reported results of operations.

         In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interest method. The adoption of SFAS No. 141 did not have an impact on our financial statements.

         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for the impairment of existing goodwill and other intangibles. The adoption of SFAS No. 142 did not have an impact on our financial statements.

         In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which is effective for all fiscal years beginning after June 15, 2002; however, early adoption is encouraged. In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") which is effective for fiscal years beginning after December 15, 2001, and supersedes SFAS No. 121 while retaining many of our requirements. The adoption of SFAS Nos. 143 and 144 did not have an impact on our financial statements

         On April 30, 2002, the SEC proposed a disclosure requirement for companies to include a separately-captioned section regarding the application of critical accounting policies in the "Management's Discussion and Analysis" (MD&A) section of annual reports, registration statements and proxy and information statements. The Application of Critical Accounting Policies section would encompass both disclosure about the critical accounting estimates that are made by the Company in applying our accounting policies and disclosure concerning the initial adoption of an accounting policy by a company.

         The SEC's proposals define an accounting estimate recognized in the financial statements as a "critical accounting estimate" if:

o the accounting estimate requires a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and

o different estimates that a company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of a company's financial condition, changes in financial condition or results of operations.

The proposals would also require the following information in the MD&A section:

o a discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

o an explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company's financial statements affected by the accounting estimate;

o a quantitative discussion of changes in line items in the financial statements and overall financial performance if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

o a quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

o a statement of whether or not the company's senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company's board of directors;

o if the company operates in more than one segment, an identification of the segments of the company's business the accounting estimate affects; and

o a discussion of the estimate on a segment basis, mirroring the one required on a company-wide basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

The proposals also would include a requirement that companies update this part of the required disclosure to show material changes in their quarterly reports.

PART I, ITEM 3. DESCRIPTION OF PROPERTY


         We currently operate out of a facility in Bohemia, New York, provided to us at no charge by eSAFETYWORLD. If we do not renew our agreement with eSAFETYWORLD, we may initially conduct our business out of office space shared with other professionals or the home of our president.

PART I, ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


         As of July 31, 2002, we had 9,000,000 shares of common stock outstanding, exclusive of the 600,000 shares issuable to eSAFETYWORLD. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of July 31, 2002; of all directors and executive officers of the company; and of our directors and officers as a group:


             Name and Address of           Number of Shares
              Beneficial Owner            Beneficially Owned   Percent of Class
             -------------------------------------------------------------------
             James F. Heil
             80 Orville Drive
             Bohemia, NY  11716 (2)           3,000,000              31.3
             -------------------------------------------------------------------
             Edward A. Heil
             80 Orville Drive
             Bohemia, NY  11716 (2) (3)       1,650,000              17.2
             -------------------------------------------------------------------
             R. Bret Jenkins
             80 Orville Drive
             Bohemia, NY  11716 (3)           1,650,000              17.2
             -------------------------------------------------------------------
             K. Ivan F. Gothner
             80 Orville Drive
             Bohemia, NY  11716 (3)           1,000,000              10.4
             -------------------------------------------------------------------
             John C. Dello-Iacono               725,000               7.5
             -------------------------------------------------------------------
             Bridget C. Owens (3)               225,000               2.3
             -------------------------------------------------------------------
             eSAFETYWORLD, Inc.
             80 Orville Drive
             Bohemia, NY  11716                 600,000 (1)           6.3
             -------------------------------------------------------------------
             Officers and Directors
             as  a group ( 2 members)         4,000,000              41.7
             ===================================================================



(1)  James F. Heil and Edward A. Heil are brothers.
(2) Messrs. Edward Heil, Gothner, Jenkins and Ms. Owens are directors of eSAFETYWORLD. Combined they hold 57.1% of our common stock.
(3)  Mr. Dello-Iacono recently passed away.  The shares are held by his estate.
(4)  Shares are issuable on demand.

PART 1, ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Our management consists of:

Name                             Age                  Title
------------------             --------      -----------------------------------
James F. Heil                    51           Director, president, CEO, CFO and
                                              chairman

K. Ivan F. Gothner               44           Director



         James F. Heil is our president and has developed our business plan. He was vice president and director of contingency planning/security at CrossLand Bank, a nationwide banking franchise from 1984 to 1996. He was also president of Specialized Management Associates, Ltd, a private business continuity consulting firm, from 1996 to 2000. He was a manager in the consulting group of Deloitte & Touche, LLP in 2001 and became a manager working on business continuity issues at KPMG in January 2002. Mr. Heil is a graduate of St. John's University.

         K. Ivan F. Gothner became a director in April 2002 and is a managing director and a founder of Adirondack Capital, LLC, a private merchant banking firm established in 1993 that focuses on serving small and midsize growth companies. In this capacity, Mr. Gothner performs consulting services for emerging and small public companies. Mr. Gothner was associated with Kleinwort Benson Limited, an investment banking firm, in 1986 and, from 1987 through 1990, Mr. Gothner acted as the general manager of the KB Mezzanine Fund, LP., a specialized smallcap fund. In 1990, Mr. Gothner joined Barclays Bank as a Senior Vice President responsible for establishing an investment banking unit to serve small and mid-sized companies. Upon the sale of Barclays' "middle market" business at the end of 1992, Mr. Gothner began to work independently in this area. In addition to financial advisory assignments, Mr. Gothner's work had included an assignment where he acted as a "start up" managing director of First United Equities Corporation from 1995 to 1997. Mr. Gothner holds BA and MA degrees from Columbia University and also serves as a director of eSAFETYWORLD, Inc. and The StockGame Company.


Board of Directors


         All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. We have a staggered board of directors. All officers are appointed annually by the board of directors and, subject to existing employment agreements, serve at the discretion of the board. Currently, directors receive no compensation. In the future, we will consider a directors' stock option plan.


Stock Option Plan


         We have a stock option plan that expires in 2011 and enables us to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,000,000 shares of our common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant or 110% of fair market value for owners of ten percent or more of the common stock. Other options and stock appreciation rights may be granted on terms determined by the compensation committee of the board of directors.


         No options are outstanding.

Executive Compensation


         James F. Heil has a one-year, renewable contract with us that provides a salary of $120,000, payable bi-weekly and begins on the date that we raise a minimum of $100,000 in financing. This means that all or a substantial portion of the initial amounts raised, if any, will be used to meet Mr. Heil's salary.


Conflicts of Interest

         None of our officers or directors is required to commit full time to our affairs and, accordingly, these individuals may have conflicts of interest in allocating management time among their various business activities. In the course of their other business activities, certain key personnel may become aware of investment and business opportunities which may be appropriate for presentation to us, as well as the other entities with which they are affiliated. As such, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.


         Each officer and director is, so long as he or she is an officer or director, subject to the restriction that all opportunities contemplated by our plan of operation that come to his or her attention, either in the performance of his or her duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that he or she is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies to which the officer or director is affiliated each desire to take advantage of an opportunity, then the applicable officer or director would abstain from negotiating and voting upon the opportunity. However, the officer or director may still take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy in connection with these types of transactions.


         Mr. Gothner, who is a director of eSAFETYWORLD, will not be involved in any way with our decision to renew or not to renew the consulting agreement with eSAFETYWORLD.

PART 1, ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


         In May 2001, we entered into a consulting agreement with eSAFETYWORLD, Inc. under which eSAFETYWORLD agreed to provide us with strategic planning and management consulting services, as well as administrative and infrastructure support services. The agreement was amended and expired in March 2002. We agreed to pay eSAFETYWORLD a fee equal to 600,000 shares of our common stock as compensation under this agreement. Such shares will be issued immediately following the effectiveness of this Form 10-SB at which time we may request eSAFETYWORLD to renew the agreement for an additional year for a payment of approximately 350,000 shares of our common stock if, in the discretion of management, we then believe that the nature and extent of our anticipated business activities requires the continuation of eSAFETYWORLD's administrative and infrastructure support services. eSAFETYWORLD has advised us verbally that it will continue to host our website and undertake limited website development efforts for us if we do not renew the consulting agreement at a fee to be negotiated. We may not renew the agreement because we do not believe that we are necessarily at a stage that we need ongoing services. If we do not renew the agreement, we will most likely elect to use an independent web hosting service as soon as we have the funding to pay for it. eSAFETYWORLD assisted us in designing and houses our website, assisted us in developing our business plan and provided us with administrative services and office support. eSAFETYWORLD has no further obligation to perform any services for us under any existing agreement, although it is currently housing our website at no charge to us.

         During the year ended March 31, 2002, eSAFETYWORLD also loaned $12,000 to us. These amounts bear simple interest at the rate of 7% per annum commencing April 1, 2002, and are payable on demand.

         The president of eSAFETYWORLD, Edward A. Heil, is the brother of our founder, James F. Heil, and also one of our shareholders. The officers and directors of eSAFETYWORLD collectively hold approximately 57% of our outstanding common stock.


PART 1, ITEM 8. DESCRIPTION OF SECURITIES

Introduction


         We are authorized to issue 24,000,000 shares of common stock and 1,000,000 shares of preferred stock.


Common Stock


         There are 9,600,000 shares of common stock issued and outstanding at April 30, 2002, (including the 600,000 shares issuable to eSAFETYWORLD). The holders of our common stock:


o have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

o are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

o do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

o are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Authorized but Unissued Capital Stock


         Nevada law does not require stockholder approval for any issuance of authorized shares. However, the marketplace rules of the Nasdaq, which would apply only if our common stock were listed on the Nasdaq, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of our corporation, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

         One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.


No Preemptive Rights


         No holder of any class of our stock has any preemptive right to subscribe to any of our securities of any kind or class.


Shareholder Matters

         As a Nevada corporation, we are subject to the Nevada Revised Statutes ("NRS" or "Nevada law"). Certain provisions of Nevada law create rights that might be deemed material to our shareholders. Other provisions might delay or make more difficult acquisitions of our stock or changes in our control or might also have the effect of preventing changes in our management or might make it more difficult to accomplish transactions that some of our shareholders may believe to be in their best interests.

Dissenters' Rights. Among the rights granted under Nevada law which might be considered material is the right for shareholders to dissent from certain corporate actions and obtain payment for their shares (see Nevada Revised Statutes ("NRS") 92A.380-390). This right is subject to exceptions, summarized below, and arises in the event of mergers or plans of exchange. This right normally applies if shareholder approval of the corporate action is required either by Nevada law or by the terms of the articles of incorporation.


         A shareholder does not have the right to dissent with respect to any plan of merger or exchange, if the shares held by the shareholder are part of a class of shares which are:


o        listed on a national securities exchange,


o included in the national market system by the National Association of Securities Dealers, or


o        held of record by not less than 2,000 holders.

         This exception notwithstanding, a shareholder will still have a right of dissent if it is provided for in the articles of incorporation or if the shareholders are required under the plan of merger or exchange to accept anything but cash or owner's interests, or a combination of the two, in the surviving or acquiring entity, or in any other entity falling in any of the three categories described above in this paragraph.

Inspection Rights. Nevada law also specifies that shareholders are to have the right to inspect company records (see NRS 78.105). This right extends to any person who has been a shareholder of record for at least six months immediately preceding his demand. It also extends to any person holding, or authorized in writing by the holders of, at least 5% of outstanding shares. Shareholders having this right are to be granted inspection rights upon five days' written notice. The records covered by this right include official copies of:


o        the articles of incorporation, and all amendments thereto,

o        bylaws and all amendments thereto; and

o a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them, respectively. In lieu of the stock ledger or duplicate stock ledger, Nevada law provides that the corporation may keep a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where the stock ledger or duplicate stock ledger specified in this section is kept.

Control Share Acquisitions. Sections 78.378 to 78.3793 of Nevada law contain provisions that may prevent any person acquiring a controlling interest in a Nevada-registered company from exercising voting rights. To the extent that these rights support the voting power of minority shareholders, these rights may also be deemed material. These provisions will be applicable to us as soon as we have 200 shareholders of record with at least 100 of these having addresses in Nevada as reflected on our stock ledger. While we do not yet have the required number of shareholders in Nevada or elsewhere, it is possible that at some future point we will reach these numbers and, accordingly, these provisions will become applicable. We do not intend to notify shareholders when we have reached the number of shareholders specified under these provisions of Nevada law.

         Shareholders can learn this information pursuant to the inspection rights described above and can see the approximate number of our shareholders by checking under Item 5 of our annual reports on Form 10-KSB. This form is filed with the Securities and Exchange Commission within 90 days of the close of each fiscal year hereafter. You can view these and our other filings at www.sec.gov in the "EDGAR" database.

         Under NRS Sections 78.378 to 78.3793, an acquiring person who acquires a controlling interest in company shares may not exercise voting rights on any of these shares unless these voting rights are granted by a majority vote of our disinterested shareholders at a special shareholders' meeting held upon the request and at the expense of the acquiring person. If the acquiring person's shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, is entitled to demand payment for the fair value of their shares, and we must comply with the demand. An "acquiring person" means any person who, individually or acting with others, acquires or offers to acquire, directly or indirectly, a controlling interest in our shares. "Controlling interest" means the ownership of our outstanding voting shares sufficient to enable the acquiring person, individually or acting with others, directly or indirectly, to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power of our shares in the election of our directors. Voting rights must be given by a majority of our disinterested shareholders as each threshold is reached or exceeded. "Control shares" means the company's outstanding voting shares that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person becomes an acquiring person.

         These Nevada statutes do not apply if a company's articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that these provisions do not apply.


         According to NRS 78.378, the provisions referred to above will not restrict our directors from taking action to protect the interests of our Company and our shareholders, including without limitation, adopting or executing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power. Likewise, these provisions do not prevent directors or shareholders from including stricter requirements in our articles of incorporation or bylaws relating to the acquisition of a controlling interest in the Company.

         Our articles of incorporation and bylaws do not exclude us from the restrictions imposed by NRS 78.378 to 78.3793, nor do they impose any more stringent requirements.

Certain Business Combinations. Sections 78.411 to 78.444 of the Nevada law may restrict our ability to engage in a wide variety of transactions with an "interested shareholder." As was discussed above in connection with NRS 78.378 to 78.3793, these provisions could be considered material to our shareholders, particularly to minority shareholders. They might also have the effect of delaying or making more difficult acquisitions of our stock or changes in our control. These sections of NRS are applicable to any Nevada company with 200 or more stockholders of record and that has a class of securities registered under
Section 12 of the 1934 Securities Exchange Act, unless the company's articles of incorporation provide otherwise. By this registration statement, we are registering our common stock under Section 12(g) of the Exchange Act. Accordingly, after the effectiveness of this registration statement on Form 10-SB we will be subject to these statutes as our articles of incorporation do not exempt us from them when we reach the 200 shareholder threshold.

         These provisions of Nevada law prohibit us from engaging in any "combination" with an interested stockholder for three years after the interested stockholder acquired the shares that cause him to become an interested shareholder, unless he had prior approval of our board of directors. The term "combination" is described in NRS 78.416 and includes, among other things, mergers, sales or purchases of assets, and issuances or reclassifications of securities. If the combination did not have prior approval, the interested shareholder may proceed after the three-year period only if the shareholder receives approval from a majority of our disinterested shares or the offer meets the requirements for fairness that are specified in NRS 78.441-42. For the above provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more shareholders. An "interested stockholder" is defined in NSR 78.423 as someone who is either:


|X| the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding voting shares; or

|X| our affiliate or associate and who within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding shares at that time.


Directors' Duties. Section 78.138 of the Nevada law allows our directors and officers, in exercising their powers to further our interests, to consider the interests of our employees, suppliers, creditors and customers. They can also consider the economy of the state and the nation, the interests of the community and of society and our long-term and short-term interests and shareholders, including the possibility that these interests may be best served by our continued independence. Our directors may resist a change or potential change in control if they, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in our best interest. Our board of directors may consider these interests or have reasonable grounds to believe that, within a reasonable time, any debt which might be created as a result of the change in control would cause our assets to be less than our liabilities, render us insolvent, or cause us to file for bankruptcy protection

Amendments to Bylaws, Our articles of incorporation provide that the power to adopt, alter, amend, or repeal our bylaws is vested exclusively with the board of directors. In exercising this discretion, our board of directors could conceivably alter our bylaws in ways that would affect the rights of our shareholders and the ability of any shareholder or group to effect a change in our control; however, the board would not have the right to do so in a way that would violate law or the applicable terms of our articles of incorporation.

Quoting and Trading of Our Common Stock

         Prior to the date of this document, there has not been any established trading market for our common stock. We intend to apply to have our common stock quoted on the OTCBB or other over-the-counter market under the proposed symbol "BCSC" if and when we have a sufficient number of shareholders. No assurances can be given as to when we will make the application or the likelihood that the application will be accepted. There can be no assurance as to the prices at which our common stock will trade if a trading market develops, of which there can be no assurance. Until our common stock is fully distributed and an orderly market develops, if ever, in our common stock, the price at which it trades is likely to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our businesses generally, including the impact of the factors referred to in "Risk Factors," investor perception of us and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.


Penny Stock Restrictions


         Until our shares of common stock qualify for inclusion in the Nasdaq system, if ever, the trading of our securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTCBB. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

         SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be penny stocks. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.


         In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth

o the basis on which the broker or dealer made the suitability determination and

o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

General Market Risks


         There is no public market for our common stock, and there can be no assurance that any market will develop in the foreseeable future or at all. Outstanding shares of common stock may only be sold in transactions registered under the Securities Act and the securities laws of the individual state in which a stockholder resides or if sold in a transaction exempt from registration under such laws. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time. Our proposed trading symbol does not imply that a liquid and active market will be developed or sustained for our common stock.

         The market price for our common stock, if publicly traded, is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond our control, including the following:


o        actual or anticipated variations in quarterly operating results;

o announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

o        additions or departures of key personnel;

o        sales or issuances of additional shares of common stock; and

o        potential litigation or regulatory matters.


         The market prices of the securities of microcap companies have been especially volatile. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. A stockholder lawsuit could result in substantial costs and a diversion of management's attention and resources and would adversely affect our stock price.

         The sale or availability for sale of a substantial number of shares of our common stock in the public market pursuant to Rule 144 under the Securities Act of 1933 or otherwise, could materially adversely affect the market price of the common stock and could impair the company's ability to raise additional capital through the public or private sale of our securities. All of the 9,600,000 shares of common stock currently held by our management and principal shareholders are "restricted securities," as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act of 1933. The availability of Rule 144 to the holders of our restricted securities would be conditioned on, among other factors, the availability of certain public information concerning us.

         We have 24,000,000 authorized shares of common stock. The board of directors, without stockholder approval, could issue up to 14,400,000 shares of common stock upon whatever terms it determines to whomever it determines, including persons or entities that would help our present management.


                                     PART II

              PART II, ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         There is no current market for the shares of our common stock. There can be no assurance that a liquid market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or blue sky laws of certain states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

         We have never paid any cash dividends on shares of our common sock and do not anticipate that we will pay dividends in the foreseeable future. We intend to apply any earnings to fund the development of our business. The purchase of shares of common stock is inappropriate for investors seeking current or near term income.


PART II, ITEM 2.  LEGAL PROCEEDINGS.


         We are not involved in any litigation.

PART II, ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         We have no disagreements with out accountants on the accounting and financial disclosures contained in this registration statement or as an exhibit hereto.

PART II, ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         During the three years preceding this filing, we have issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

1. In June 2000, 2,000,000 shares of common stock were issued and sold for a total of $2,500, or $.00125 per share, to eight individuals as follows.


         Name of Person or Group         Number          Amount
         -----------------------      ----------        --------
         James Brownfiel                  75,000       $    75
         Claire A. Heil                   75,000            75
         Bridget C. Owens                 75,000            75
         John C. Dello-Iacono             75,000            75
         Four accredited investors     1,700,000         2,200
                                       ---------         -----
                 Total                 2,000,000       $ 2,500
                                       =========         =====

         In December 2000, 500,000 shares of one of the founders, who had initially indicated that he would be involved in the development of the business plan, were canceled because he was not involved in the business plan. The canceled shares were reissued to two individuals: two-thirds of these shares were issued to K. Ivan F. Gothner (which equates to 1,000,000 shares after giving effect to the 3 for 1 forward stock split) and one-third were issued to John C. Dello-Iacono (500,000 shares after giving effect to the 3 for 1 forward stock split). Both Mr. Gothner and Mr. Dello-Iacono assisted in the early development of our business plan. All of the above individuals had an opportunity to ask questions of and receive answers from executive officers of Registrant and were provided with access to Registrant's documents and records in order to verify the information provided. All transactions were negotiated in face to face discussions between executives of Registrant and the individual purchaser. Because of the sophistication, education, business acumen, financial resources and position, these individuals had an equal or superior bargaining position in their dealings with Registrant. The securities bear a restrictive legend, and stop transfer instructions are noted on the stock transfer records of the Registrant. No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid. After giving effect to all subsequent stock splits, the common shares issued in all of the above transactions, after giving effect to the cancellation and reissuances noted, now represent a total of 6,000,000 shares.


2. In December 2000, 1,000,000 shares of common stock were issued and sold to one individual, James F. Heil, at the same price per share as was paid by other founders. This transaction with the Registrant was negotiated in face to face discussions between executives of Registrant and the individual. Registrant provided the individual with business and financial information. Each individual had an opportunity to ask questions of and receive answers from executive officers of Registrant and was provided with access to Registrant's documents and records in order to verify the information provided. Because of the sophistication, education, business acumen, financial resources and position, the individual had an equal or superior bargaining position in its dealings with Registrant. The securities bear a restrictive legend, and stop transfer instructions are noted on the stock transfer records of the Registrant. No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid. After subsequent stock splits, these shares now equate to 3,000,000.

3. In May 2001, 600,000 shares of common stock were issuable for consulting services to eSAFETYWORLD, Inc. The services of eSAFETYWORLD have been valued at $1,000, or $.00167 per share, approximately the same price as paid by our founders. This transaction with the Registrant was negotiated in face to face discussions between executives of Registrant and executives of the Consultants. Registrant provided Consultant with business and financial information. Consultants had an opportunity to ask questions of and receive answers from executive officers of Registrant and were provided with access to Registrant's documents and records in order to verify the information provided. Because of the sophistication, education, business acumen, financial resources and position, the Consultants had an equal or superior bargaining position in its dealings with Registrant. The securities bear a restrictive legend and stop transfer instructions are noted on the stock transfer records of the Registrant. No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid.


         The foregoing issuances and sales of securities were effected in reliance upon the exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended.


         Registrant effected a 3 -for-1 forward stock split of our common stock for holders of record on March 31, 2001. This increased our issued and outstanding shares to 9,000,000 shares, without the payment of any commission or other remuneration, in reliance on the exemption from registration provided in section 3(a)(9) under the Securities Act of 1933, as amended.


PART II, ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section NRS 78.7502 of Nevada law provides that:

o A corporation may, with certain exceptions, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

o A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in our favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         NRS 78.751 generally provides that, with respect to any discretionary indemnification pursuant to NRS 78.7502, the articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         NRS 78.752 provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

         The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

o        The creation of a trust fund.

o        The establishment of a program of self-insurance.

o The securing of our obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

o        The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

         Our articles of incorporation, as amended, provides that we shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada. Our certificate of incorporation, as amended, also provides that a director shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

         We have been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.


         There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

                              FINANCIAL STATEMENTS



                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Business Continuity Services Group, Inc.
(A Development Stage Company)
Bohemia, New York

We have audited the accompanying balance sheet of Business Continuity Services Group, Inc. (a development stage company) as of March 31, 2002 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended March 31, 2002 and the period June 13, 2000 (inception date) to March 31, 2001 and cumulative period from June 13, 2000 (date of inception) to March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Business Continuity Services Group, Inc. (a development stage company) as of March 31, 2002 and the results of its operations and cash flows for the year ended March 31, 2002 and June 13, 2000 (inception date) to March 31, 2001 and cumulative period from June 13, 2000 (date of inception) to March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred losses from operations and has no established source of revenue or financing which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                        /s/ Sherb & Co., LLP
                                                            ----------------
                                                            Sherb & Co., LLP


New York, New York
June 11, 2002

                                       F-1                                   36

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                                  Balance Sheet
                                 March 31, 2002

                                     ASSETS


CURRENT ASSETS

 Cash                                                   $     -
                                                         ------------
 Total Current Assets                                         -
                                                         ------------
 TOTAL ASSETS                                           $     -
                                                         ============






                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

 Accounts and notes payable - related party             $   13,000
                                                         ---------
 Total Current Liabilities                                  13,000
                                                         ---------

STOCKHOLDERS' EQUITY

 Preferred stock: $0.001 par value,
  authorized 1,000,000 shares,
  -0- issued and outstanding                                  -
 Common stock: $0.001 par value,
  authorized 20,000,000 shares;
  9,000,000 shares issued and outstanding                    9,000
 Additional paid-in capital                                  1,000
 Deficit accumulated during the development stage          (23,000)
                                                         ---------
Total Stockholders' Deficit                                (13,000)
                                                         ---------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT             $     -
                                                         =========

   The accompanying notes are an integral part of these financial statements.

                                      F-2                                    37

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                            Statements of Operations


                                                                  Cumulative
                                                Period from       Period from
                                               June 13, 2000     June 13, 2000
                                               (inception) to    (inception) to
                                 Year ended       March 31,     March 31, 2002
                               March 31, 2002       2001
                               --------------  --------------   ---------------

REVENUE                        $    -          $      -         $       -

EXPENSES                          13,000            10,000            23,000
                                ----------      -----------      -------------

NET LOSS                       $ (13,000)      $   (10,000)     $    (23,000)
                                ==========      ===========      ==============

Basic Loss Per Share           $    -          $      -         $       -
                                ==========      ===========      ==============

Weighted Average Number of
 Shares Outstanding             9,000,000         9,000,000         9,000,000
                                ==========      ===========      ==============

   The accompanying notes are an integral part of these financial statements.

                                      F-3                                    38

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)



                                                                      Deficit
                                                                   Accumulated
                                 Common Stock          Additional   During the
                            -------------------------   Paid-In     Development
                              Shares         Amount      Capital      Stage       Total
                            ----------    ------------ -----------  -----------  --------

Balance at inception              -       $   -        $   -        $    -      $   -

Common stock issued (1)      9,000,000       9,000        1,000          -        10,000

Net loss                          -           -            -          (10,000)   (10,000)
                            ----------    ------------ -----------  -----------  --------
Balance, March 31,2001       9,000,000       9,000        1,000       (10,000)      -

Net loss for the year ended
 March 31, 2002                   -           -            -          (13,000)   (13,000)
                            ----------    ------------ -----------  -----------  --------
Balance, March 31, 2002      9,000,000    $  9,000     $  1,000     $ (23,000)  $(13,000)
                            ==========    ============ ===========  ===========  ========


(1) Amounts issued for $2,500 in cash and founders contributed services valued at $7,500.



   The accompanying notes are an integral part of these financial statements.


                                      F-4                                    39

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                            Statements of Cash Flows




                                                Period from       Cumulative
                                               June 13, 2000      Period from
                                               (inception) to    June 13, 2000
                                 Year ended       March 31,      (inception) to
                               March 31, 2002       2001         March 31, 2002
                               --------------  --------------   ---------------

CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net loss                        $  (13,000)      $ (10,000)       $ (23,000)
Changes in operating assets
 and liabilities:                    1,000            -               1,000
                                 ----------       ---------        ---------
Net Cash Used in Operating
 Activities                        (12,000)        (10,000)         (22,000)
                                 ----------       ---------        ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES                           -               -                -
                                 ----------       ---------        ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Advances from eSAFETYWORLD          12,000            -              12,000
Issuance of common stock              -             10,000           10,000
                                 ----------       ---------        ---------
Net Cash Provided by Financing
 Activities                         12,000          10,000           22,000
                                 ----------       ---------        ---------
NET INCREASE IN CASH                  -               -                -

CASH, BEGINNING OF PERIOD             -               -                -
                                 ----------       ---------        ---------
CASH, END OF PERIOD             $     -          $    -           $    -
                                 ==========       =========        =========
CASH PAID FOR:
Interest                        $     -          $    -           $    -
                                 ==========       =========        =========
Income taxes                    $     -          $    -           $    -
                                 ==========       =========        =========









   The accompanying notes are an integral part of these financial statements.


                                      F-5                                    40

NOTE 1 -      ORGANIZATION AND HISTORY

              The Company was incorporated on June 13, 2000 as Sunrise Acquisitions, Inc. and changed its name to Business Continuity Services Group, Inc. in April 2002. The Company is a development stage company with no revenues or resources and intends to offer the following consulting services to young private companies and small public companies:

              o        business continuation services,

              o        business recovery planning,

              o        physical security assessments, and

              o        strategic recovery planning

              Its goal is to become a leading provider of these services in this niche market, although no assurances can be given that it will achieve that goal.


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              The Company has no operations to date, and its accounting policies and procedures have not been determined, except as follows:

              a.  Accounting Method

              The Company uses the accrual method of accounting and has selected a fiscal year ending on March 31.

              b.  Basic Loss Per Share

              Statement of Financial Accounting Standards No. 128, "Earnings Per Share" requires a presentation of "Basic" and (where applicable) "Diluted" earnings per share. Generally, Basic earnings per share is computed on only the weighted average number of common shares actually outstanding during the period, and the Diluted computation considers potential shares issuable upon exercise or conversion of other outstanding instruments where dilution would result. Diluted earnings per share is not being shown due to the fact that the years presented have a net loss and the conversions if any would be anti-dilutive.

                                      F-6                                    41

              c.  Income Taxes

              The Company complies with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has fully reserved for the potential benefits of its operating losses because realization, on a separate company basis, is not assured.

              At March 31, 2002, the Company had net operating loss carryforwards of approximately $23,000 that may be offset against future taxable income through 2016. If substantial changes in the Company's ownership should occur, there would also be an annual limitation of the amount of the NOL carryforwards that could be utilized. No tax benefit had been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d.  Cash and Cash Equivalents

              For the purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

              e.  Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              f.    Effect of new accounting standards

              The Company does not believe that any recently issued accounting standards not yet adopted by the Company, will have a material impact on its financial position and results of operations when adopted.

NOTE 3 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and

                                      F-7                                    42
              allow it to continue as a going concern. It is the intent of the Company to seek financing as needed from a variety of sources, although there are no assurances that such financing will be available when needed. If the Company is unable to obtain financing or if the financing that it does obtain is insufficient to cover any operating losses that it may incur, the Company may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4 -      EQUITY TRANSACTIONS

              Common Stock

              The Company effected a three for one stock split in March 2001. All disclosures give retroactive effect to that split.

              The holders of the Company's common stock:

              o Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

              o Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the company;

              o Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

              o Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

              In June 2000 and December 2000, the Company issued 9,000,000 shares of common stock for $10,000 to its founding shareholders.

              Stock Option Plan

              The Company has a stock option plan which expires ten years from March 31, 2002, the date adopted, and enables it to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,000,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant (110% of fair market value for ten percent or more stockholders). Other options and SARs may be granted on terms determined by the board of directors or a committee of the board of directors. No options or other awards have been granted as of March 31, 2002.

                                      F-8                                    43

NOTE 5        COMMITMENTS

              Consulting Agreement

              In May 2001, the Company signed a consulting agreement with eSAFETYWORLD, Inc. under which eSAFETYWORLD agreed to provide certain business, technical and financial consulting services to the Company. The agreement with eSAFETYWORLD, as amended in March 2002, called for the Company to issue 600,000 shares of its common stock in consideration for the services received as of the expiration date in March 2002. A liability of $1,000 has been recorded for the Company's obligations under this agreement which equates to a price per share that is slightly higher than the price per share paid by founders. The shares will be issued within 24 hours of the effectiveness of a Form 10-SB. The Company intends to renew the consulting agreement upon satisfying its obligations under the expired agreement and has agreed to pay a fee equal to 350,000 shares for such renewal. No work will be performed during the renewal period until all obligations under the expired agreement have been satisfied.

              During the year ended March 31, 2002, eSAFETYWORLD also loaned $12,000 to the Company. These amounts bear interest at the rate of 7% per annum and are payable on demand.

              The President of eSAFETYWORLD is the brother of the Company's President. Directors of eSAFETYWORLD hold approximately 57% of the Company's common stock.




                                      F-9                                    44

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                                  Balance Sheet
                                  June 30, 2002
                                   (Unaudited)


                                     ASSETS


CURRENT ASSETS
 Cash                                               $     -
                                                     --------
     Total Current Assets                                 -
                                                     --------

     TOTAL ASSETS                                   $     -
                                                     ========



                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
 Accounts and notes payable - related party         $   13,228
                                                     ---------
     Total Current Liabilities                          13,228
                                                     ---------

STOCKHOLDERS' EQUITY
 Preferred stock: $0.001 par value, authorized
  1,000,000 shares, -0- issued and outstanding            -
 Common stock: $0.001 par value, authorized
  20,000,000 shares; 9,000,000 shares issued
  and outstanding                                        9,000
 Additional paid-in capital                              1,000
 Deficit accumulated during the development stage      (23,228)
                                                     ---------
     Total Stockholders'  Deficit                      (13,228)
                                                     ---------

     TOTAL LIABILITIES AND STOCKHOLDERS'  DEFICIT   $     -
                                                     =========

   The accompanying notes are an integral part of these financial statements.

                                      F-10                                   45

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                      Statements of Operations and Deficit
                                   (Unaudited)


                                                           Cumulative
                                                          Period from
                                                         June 13, 2000
                      Three Months      Three Months     (inception) to
                     ended June 30,    ended June 30,    June 30, 2002
                         2002              2001
                    --------------     -------------   -----------------
REVENUE               $    -            $    -            $    -

EXPENSES                     228             -               23,228
                       ---------         ----------        -----------
NET LOSS                    (228)            -            $ (23,228)

DEFICIT, Beginning of
 Period                  (23,000)         (10,000)
                      ----------         ---------
DEFICIT, End of
 Period               $  (23,228)       $ (10,000)
                      ==========         =========


Basic Loss Per Share  $    -            $    -            $    -
                      ==========         =========         =========
Weighted Average
 Number of Shares
 Outstanding          9,000,000         9,000,000         9,000,000
                      ==========         =========         =========





   The accompanying notes are an integral part of these financial statements.


                                      F-11                                   46

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)

                                                           Cumulative
                                                          Period from
                                                         June 13, 2000
                      Three Months      Three Months     (inception) to
                     ended June 30,    ended June 30,    June 30, 2002
                         2002              2001
                    --------------     -------------   -----------------


CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net loss                $ (228)        $    -            $ (23,228)
Changes in operating
 assets and liabilities:     228              -                1,228
                           ------         ---------         --------
Net Cash Used in
 Operating Activities        -                -              (22,000)
                           ------         ---------         --------
CASH FLOWS FROM
 INVESTING ACTIVITIES        -                -                 -
                           ------         ---------         --------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Advances from
   eSAFETYWORLD              -                -               12,000
  Issuance of common
   stock                     -                -               10,000
                           ------         ---------         --------
Net Cash Provided by
 Financing Activities        -                -               22,000
                           ------         ---------         --------
NET INCREASE IN CASH         -                -                 -

CASH, BEGINNING OF PERIOD    -                -                 -
                           ------         ---------         --------
CASH, END OF PERIOD       $  -           $    -            $    -
                           ======         =========         ========
CASH PAID FOR:

Interest                  $  -           $    -            $    -
                           ======         =========         ========
Income taxes               $  -           $    -            $    -
                           ======         =========         ========



   The accompanying notes are an integral part of these financial statements.

                                      F-12                                  47

                    BUSINESS CONTINUITY SERVICES GROUP, INC.

                          (A Development Stage Company)

                     Notes to Condensed Financial Statements

                             June 30, 2002 and 2001

                                   (Unaudited)


1.       Basis of Presentation

The accompanying interim condensed financial statements for the three-month periods ended June 30, 2002 and 2001 are unaudited and include all adjustments considered necessary by Management for a fair presentation. The results of operations realized during an interim period are not necessarily indicative of results to be expected for a full year. These condensed financial statements should be read in conjunction with the information filed as part of the Company's Registration Statement on Form 10-SB.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.



                                      F-13                                   48

                                    PART III

         PART III, ITEMS 1 AND 2. INDEX TO, AND DESCRIPTION OF EXHIBITS


(a)     Financial statements filed as part of the Registration Statement



AUDITED INTERIM FINANCIALSTATEMENTS:
Independent Auditors' Report                                          36

Balance Sheet, March 31, 2002                                         37

Statements of Operations for the Year Ended
 March 31, 2002 and the Period  June 13, 2000
 (Inception) to March 31, 2001 and the
 Cumulative Period June 13, 2000 (Inception)
 to March 31, 2002                                                    38

Statements of Shareholders' Deficiency for the
 Year Ended March 31, 2002 and the Period
 June 13, 2000 (Inception) to March 31, 2001                          39

Statements of Cash Flows for the Years Ended March
 31, 2002 and the Period  June 13, 2000
 (Inception) to March 31, 2001 and the Cumulative
 Period June 13, 2000 (Inception) to March 31, 2002                   40

Notes to Financial Statements                                         41

UNAUDITED INTERIM FINANCIALSTATEMENTS                                 45




(b)      Exhibits


3.1                 Articles of Incorporation for the Company
3.2                 By-Laws of the Company
4.1                 Specimen of Common Stock Certificate
10.1                Amended Consulting agreement with eSAFETYWORLD, Inc.
10.2                Stock Option Plan
10.3                Employment Agreement with James F. Heil

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BUSINESS CONTINUITY SERVICES GROUP, INC.



By:/s/James F. Heil
      -----------------
      JAMES F. HEIL
      President and Chief Financial Officer


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                         TITLE                         DATE
--------------------------------------------------------------------------------

/s/James F. Heil                  Director                    August 23, 2002
   James F. Heil

/s/K. Ivan F. Gothner             Director                    August 23, 2002
   K. Ivan F. Gothner




                                       50